Aetna Life Insurance and Annuity Company

                                   ENDORSEMENT

This Contract is hereby endorsed as follows:

1. The following sections a), b), and c) will apply to all Participants under this Contract.

         a) Add to the Deposit, Reserve and Surrender Provisions the following:

                  Reinstatement: All or a portion of the proceeds of a full surrender of this Contract may be reinvested within 30 days after the surrender if allowed by law. Any annual maintenance charge and Surrender Fee imposed at the time of surrender on the amount being reinvested will be included in the reinstatement. Any Market Value Adjustment deducted from GA Account surrenders will not be included in the reinstatement. Amounts will be reinstated among the Fixed Account, GA Account, and Separate Account in the same proportion as they were at the time of surrender. Any amounts reinstated to the GA Account will be credited to the current Deposit Period. The number of Record Units reinstated will be based on the Record Unit Value(s) next computed after receipt at Aetna's Home Office of the reinstatement request and the amount to be reinvested.

                  Any annual maintenance charge which falls due after the surrender and before the reinstatement will be deducted from the amount reinstated.

                  Reinstatement is permitted only once.

         b) Delete the last paragraph under sections 3.02 and 3.03 and add the following:

                  On the basis of information supplied by the Owner, Aetna will credit the Net Deposit(s) among:

                  (a)      the General Account;
                  (b)      the Guaranteed Accumulation Account;
                  (c)      the Fund(s) in which the Separate Account invests.

                  The percentage of the Net Deposit(s) to be applied to each investment above must be chosen by the Owner.

                  During any calendar year, Aetna may be told to change the investment mix four times. If additional changes are allowed, each may be subject to a fee of up to $10.


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         c)       Delete the paragraph under the section titled Transfer of
                  Contract Reserves and add the following:

                  Before an annuity option is elected, the Owner may transfer any portion of the contract Reserves from any Fund to any other Fund, to the General Account or to the GA, Account's current Deposit Period. Any portion of the Contract Reserve in the GA, Account may be transferred to any Fund or to the General Account. Transfers from the GA Account are subject to the Withdrawal and Market Value Adjustment provisions.

                  Four transfers of Contract Reserves (excluding transfers from the GA Account at the end of a Guaranteed Term) can be made during a calendar year period. If additional transfers are allowed, each may be subject to a fee of up to $10.

2. The following changes will not apply to Participants covered under the Contract before the effective date of this endorsement.

         (a) Delete the paragraph titled Deductions from The Separate Account And The Funds on the Specifications page and add the following:

                  Deductions from the Separate Account - There will be deductions for mortality and expense risks and administrative fees. If the dollar amount of Variable Annuity payments are not to decrease, Aetna must earn a gross return on the assets of the Separate Account of:

                  (bullet) 4.75% on an annual basis, plus an annual return of up to .25% needed to offset the administrative charge set at the time annuity payments commenced, if an Assumed Annual Net Return Rate of 3.5% is chosen; or,

                  (bullet) 6.25% on an annual basis plus an annual return of up to .25% needed to offset the administrative charge set at the time annuity payments commenced, if an Assumed Annual Net Return Rate of 5% is chosen.

         (b) Delete the paragraph under the section titled Investment Increment Factors - Separate Account and insert the following:

                           Investment Increment Factors are those items used to determine a Fund's Net Return Factor for each valuation period. The Net Return Factors are used to compute all Separate Account values and payments for any Fund. The Net Return Factor for each Fund is equal to 1.0000000 plus the Net Return Rate.

                           The Net Return Rate is equal to:

                           (a) The value of the shares of the Fund held by the Separate Account at the end of a Valuation Period; minus


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                           (b)      the value of the shares of the Fund held by
                                    the Separate Account at the start of the Valuation Period; plus or minus

                           (c) taxes (or reserves for taxes on the Separate Account (if any); divided by

                           (d) the total value of the Fund Record Units and Fund Annuity Units of the Separate Account at the start of the Valuation Period; minus

                           (e) a daily actuarial charge at an annual rate of 1.25% for annuity mortality and expense risks and profit; and a daily administrative charge which will not exceed .25% on an annual basis.

                           A Net Return Rate may be more or less than 0.

                           The value of a share of the Fund is equal to the net assets of the Fund divided by the number of shares outstanding.

                           The administrative charge may be changed annually except for amounts which have been used to purchase an annuity. This charge will not exceed .25%.

         (c) Under the section titled Fund(s) Annuity Unit Value - Separate Account, delete the last paragraph and add the following:

                  Payments shall not be changed due to changes in the mortality or expense results or administrative charges.

         (d) Under the section titled Contract Reserve, add the following final paragraph:

                  Any charge specified in (e) above will also be charged upon surrender of the entire Individual Plan Account if such surrender takes place on a date other than an anniversary of the Contract effective date.

         (e) Under the section titled Annuity Options, add the following sentence to Option 2:

                  This option may only be elected as a Fixed Annuity.

         (f) Add as a final paragraph to the section titled Annuity Options, the following:

                  Other Options - Aetna may make other options available as allowed by the laws of the state in which this Contract is delivered.

Endorsed and made a part of this Contract effective May 1, 1984.

                                                     /s/ William O. Bailey
                                                     President
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